SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Voltari Corporation

(Name of the Issuer)

Voltari Corporation

Starfire Holding Corporation

Voltari Merger Sub LLC

High River Limited Partnership

Hopper Investments LLC

Barberry Corporation

Koala Holding LP

Koala Holding GP Corp.

Carl C. Icahn

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92870X309

(CUSIP Number of Class of Securities)

Voltari Corporation Attention: Peter A. Kaouris; Kenneth Goldmann 767 Fifth Avenue, Suite 4700 New York, New York 10153

Starfire Holding Corporation

Voltari Merger Sub LLC

High River Limited Partnership

Hopper Investments LLC

Barberry Corporation

Koala Holding LP

Koala Holding GP Corp.

Carl C. Icahn

Attention: Keith Cozza; Jesse Lynn

767 Fifth Avenue, 47th Floor

New York, New York 10153

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

With copies to:

James E. Bedar Brown Rudnick LLP One Financial Center Boston, Massachusetts 02111 Tel: (617) 856-8167	Corby J. Baumann Todd E. Mason Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, New York 10017 Tel: (212) 344-5680

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,659,466.84	$443.53

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on 4,255,194 shares of common stock (being the remainder of the 8,994,814 shares of common stock issued and outstanding as of April 30, 2019 minus the 4,739,620 shares of common stock beneficially owned in the aggregate by the Purchaser Group) multiplied by the per share merger consideration of $0.86.

**

The amount of the filing fee, which was determined in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, was calculated by multiplying 0.0001212 by the proposed maximum aggregate value of the transaction of $3,659,466.84.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $443.53	Filing Party: Voltari Corporation

Form or Registration No.: Schedule 14A	Date Filed: May 3, 2019

INTRODUCTION

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Voltari Corporation, a Delaware corporation (the “Company”), and the issuer of the shares of common stock, par value $0.001 per share (the “Common Stock”), that are subject to the Rule 13e-3 transaction; (ii) Starfire Holding Corporation, a Delaware corporation (“Parent”); (iii) Voltari Merger Sub LLC, a Delaware limited liability company (“Merger Sub”); (iv) High River Limited Partnership, a Delaware limited partnership (“High River”); (v) Barberry Corp., a Delaware corporation (“Barberry”); (vi) Hopper Investments LLC, a Delaware limited liability company (“Hopper”); (vii) Koala Holding LP, a Delaware limited partnership (“Koala LP”); (viii) Koala Holding GP Corp., a Delaware corporation (“Koala GP”); and (ix) Mr. Carl C. Icahn, a citizen of the United States of America. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” Parent, Merger Sub, and any of their respective subsidiaries or affiliates (other than the Company and its directors and officers), including High River, Barberry, Hopper, Koala LP, Koala GP, and Mr. Icahn, are collectively referred to as the “Purchaser Group”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 22, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, in accordance with the terms and subject to the conditions of which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than the excluded common shares as described in the Merger Agreement) will be automatically canceled and converted into the right to receive the per share merger consideration of $0.86 in cash, without interest and less any applicable withholding taxes.

The Board of Directors of the Company (the “Board”) formed a special committee of independent directors (the “Special Committee”) to, among other things, evaluate and negotiate a potential transaction with the Purchaser Group or any alternative strategic transaction. The Special Committee and, acting upon the unanimous recommendation of the Special Committee, the Board, each unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to and in the best interests of the Company and its common stockholders (other than the Purchaser Group) and approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The Board made its determination after consideration of a number of factors, including the recommendation of the Special Committee, and after consultation with the Board’s legal advisors.

Concurrently with the filing of this Transaction Statement, the Company is filing a preliminary proxy statement (the “Proxy Statement”) with the SEC under Regulation 14A of the Exchange Act. The Board will solicit proxies from the common stockholders of the Company in connection with the Merger pursuant to the definitive version of the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A thereto and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Voltari Corporation

767 Fifth Avenue, Suite 4700

New York, New York 10153

(212) 388-5500

(b) Securities. The subject class of equity securities is the common stock, par value $0.001 per share, of the Company. As of April 30, 2019, the Company had a total of 8,994,814 shares of Common Stock issued and outstanding.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Voltari—Market Price of the Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger Agreement—Interim Operations”

“Important Additional Information Regarding Voltari—Dividends”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Parties to the Merger Agreement”

“Important Additional Information Regarding Purchaser Group”

Item 4.	Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Voltari After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Special Meeting—Vote Required”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Merger Sub”

“The Merger Agreement—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Conditions to Completion of the Merger”

Annex A: Merger Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Merger Sub”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Rights of Appraisal”

Annex C: Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)-(2) Transactions. Not applicable.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Voltari After the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

Annex A: Merger Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Certain Effects of the Merger”

“The Special Meeting—Purpose of the Special Meeting”

“The Special Meeting—Vote Required”

“The Special Meeting—Anticipated Date of Completion of the Merger”

“Proposal 1—The Merger Proposal”

“The Merger Agreement”

Annex A: Merger Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Plans for Voltari After the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Merger Sub”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Voltari After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Merger Sub”

“The Merger Agreement—Payment of Merger Consideration and Surrender of Stock Certificates”

“Important Additional Information Regarding Voltari—Dividends”

Annex A: Merger Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Voltari After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Voltari After the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Plans for Voltari After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Delisting and Deregistration of Common Stock”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Restrictions on Solicitation; Acquisition Proposals ”

“The Merger Agreement—Change of Recommendation; Superior Proposals ”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Merger Sub”

“The Merger Agreement—Other Covenants”

“Special Factors—Rights of Appraisal”

Annex A: Merger Agreement

Item 8.	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Alvarez & Marsal Valuation Services, LLC

Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated March 22, 2019, attached hereto as Exhibit (c)(2) and incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Vote Required”

“Proposal 1—The Merger Proposal”

“Proposal 2—The Adjournment Proposal”

“The Merger Agreement—Conditions to Completion of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors— Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(f) Other Offers. Not applicable

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Where You Can Find Additional Information”

Annex B: Opinion of Alvarez & Marsal Valuation Services, LLC

Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated March 22, 2019, attached hereto as Exhibit (c)(2) and incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing the Merger”

“The Merger Agreement—Conditions to Completion of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

“The Merger Agreement—Fees and Expenses”

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Voltari—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. Not applicable.

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger—Voting by Purchaser Group Members”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger—Voting by the Company’s Directors and Executive Officers”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Group for the Merger”

“Special Factors—Purposes of the Special Meeting”

“Proposal 1—The Merger Proposal”

“Proposal 2—The Adjournment Proposal”

Item 13.	Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding Voltari—Historical Consolidated Financial Information”

“Where You Can Find Additional Information”

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.	Additional Information

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Proxy Statement of Voltari Corporation (incorporated by reference to the Schedule 14A, filed concurrently with the SEC on May 3, 2019, and incorporated herein by reference (the “Proxy Statement”)).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated March 25, 2019 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed March 25, 2019 and incorporated herein by reference).

(c) (1) Opinion of Alvarez & Marsal Valuation Services, LLC (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation by Alvarez & Marsal Valuation Services, LLC to the Special Committee, dated March 22, 2019.

(d) Agreement and Plan of Merger, dated as of March 22, 2019, by and among Voltari Corporation, Starfire Holding Corporation and Voltari Merger Sub LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 3, 2019

VOLTARI CORPORATION

By:	/s/ Kenneth Goldmann
Name:	Kenneth Goldmann
Title:	Principal Executive Officer

STARFIRE HOLDING CORPORATION

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	President; Secretary

VOLTARI MERGER SUB LLC

By:	/s/ Keith Cozza
Name:	Keith Cozza
Title:	Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP

By:	Hopper Investments LLC, its general partner

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

HOPPER INVESTMENTS LLC

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

KOALA HOLDING LP

By:	KOALA HOLDING GP CORP.

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

KOALA HOLDING GP CORP.

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

/s/ Carl C. Icahn
Carl C. Icahn